FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 1, 2013 – Total Voting Rights

2.	Press release dated March 1, 2013 – Publication of ARM Holdings plc's Annual Report

3.	Press release dated March 5, 2013 – Director/PDMR Shareholding

4.	Press release dated March 15, 2013 – Director/PDMR Shareholding

5.	Press release dated March 19, 2013 – ARM Holdings plc Announces CEO Succession

6.	Press release dated March 21, 2013 – ARM and Synopsys Collaborate to Deliver Optimized Reference Implementations for ARM Processors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1
ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 28 February 2013 consists of 1,396,511,890 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,396,511,890.

The above figure 1,396,511,890 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2
Publication of ARM Holdings plc's Annual Report

ARM Holdings plc announces that on 28 February 2013 it published its Annual Report for the year ended 31 December 2013 on the company's website at www.arm.com/ir.  The Annual Report is also being sent to the National Storage Mechanism of the UK Financial Services Authority.

A hard copy of the Annual Report 2012 is being sent to those shareholders who have elected to continue to receive paper communications.    A hard copy of the Circular incorporating Notice of the Annual General Meeting to be held on 2 May 2013 is also being sent to all shareholders at their addresses on the register.

The unaudited Preliminary Results for the year ended 31 December 2012 were announced on 5 February 2013.

In accordance with the requirements of Rule 4.1 of the Disclosure and Transparency Rules of the UK Financial Services Authority, Appendix 1 to this announcement contains a description of the principal risks and uncertainties affecting the Group and Appendix 2 contains a Directors' responsibility statement.

ARM Holdings plc also announces that it has filed with the Securities and Exchange Commission an Annual Report on Form 20-F including audited financial statements for the year ended 31 December 2012.

All of these documents are available online at ARM's website at www.arm.com/ir and the Annual Report on Form 20-F is also available at www.sec.gov.

Shareholders are able to request a hard copy of the 2012 Annual Report free of charge, subject to availability, as follows:

UK - by calling +44(0) 1628 427850 or writing to ARM Holdings plc, Liberty House, Moorbridge Road, Maidenhead, Berkshire SL6 8LT UK.

US - by calling 1-800-555-2470 or writing to Proxy Services Corporation at 200A Executive Drive, Edgewood, NY 11717 USA.

Patricia Alsop
Company Secretary
1 March 2013

Appendix 1

Principal risks and uncertainties

1.   Our business and future operating results may be adversely affected by a challenging macroeconomic environment and other events outside our control.

2.   We depend largely on a small number of customers and products.

3.   We operate in the intensely competitive semiconductor industry.

4.   Our business will be adversely affected if we do not effieiently manage the significant changes in the number of our employees and the size of our operations.

5.   We may have to defend ourselves against third parties who claim that we have infringed their proprietary rights.

6.   A successful patent infringement claim or a significant damage award would adversely impact our operating results.

A more detailed description of the risks facing the company is included in the Annual Report on Form 20-F.

Appendix 2

Directors' Responsibility Statement

Each of the directors whose names and functions are listed below, confirm that, to the best of each person's knowledge and belief:

1.   The Group financial statements which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

2.   The Directors' report and the Financial review and the Risk management sections in the Annual Report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Name Sir John Buchanan Warren East Tim Score Simon Segars Mike Inglis Mike Muller Andy Green Larry Hirst Kathleen O'Donovan Janice Roberts Philip Rowley
Function

Chairman

Chief Executive Officer

Chief Financial Officer

President

Chief Commercial Officer

Chief Technology Officer

Independent Non-Executive Director

Independent Non-Executive Director

Senior Independent Director

Independent Non-Executive Director

Independent Non-Executive Director

Item 3

Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by a PDMR as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding

Philip David PDMR	147,000	01.03.2013	945.0	35,127

ENDS

Item 4

Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by a person connected with a PDMR as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding

John Cornish PDMR	20,000	15.03.2013	945.32	44,935

ENDS

Item 5

ARM Holdings plc Announces CEO Succession

Cambridge, UK, 19 MARCH 2013 -  ARM Holdings plc  [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property (IP) supplier, announces today that Chief Executive Officer Warren East has decided to retire from the company, effective 1 July 2013, after nearly twelve years as CEO and nineteen outstanding years at the company.   Simon Segars, currently President of ARM, will become the company's new CEO.

Warren East joined ARM in 1994 to establish the company's consulting business and later became VP of business operations.   Within three years he was appointed to the Board as Chief Operating Officer.  Warren became ARM's CEO in October 2001 and under his leadership ARM has become the foremost designer of semiconductor IP in the world, providing processor technology for nearly all mobile phones and many other consumer and industrial electronic devices in use today.

Simon Segars, 45, joined the Board in January 2005, is President of ARM, and has operational responsibility for the company's IP divisions. Simon has been with ARM since 1991 and has held several executive roles including EVP Engineering, when he worked on many of the early ARM processors, as well as EVP Worldwide Sales and EVP Business Development.  He has international leadership experience having held senior positions for ARM in both the UK and the USA.

Warren East said, "It has been a privilege to lead ARM during such a momentous and exciting time for our industry and  I am proud of what the ARM team of employees and partners has achieved together while I have been CEO; ARM is a great company with a strong market position and a unique culture.  We take a very long-term view about our business, and we believe that now is the right time to bring in new leadership, to execute on the next phase of growth and to plan even further into the future.  I have worked with Simon in the senior leadership team for many years and we share a global perspective and belief in the ARM approach to partnership and collaboration; he is an excellent choice to lead ARM.

John Buchanan, Chairman of ARM Holdings plc, said, "Warren has transformed ARM during his time as CEO.  In 2001 ARM had one processor product line found mainly in mobile phones.  Now ARM provides the broadest portfolio of technologies in the industry, used by more than 300 semiconductor customers in nearly 9 billion chips last year. During Warren's tenure the company has received royalties for over 40 billion ARM-based chips.  As CEO he has created a strong platform for growth and consistently created value for shareholders even in a challenging external environment.  On behalf of the Board, and the wider ARM team, deep thanks are due to Warren for his passion, service and leadership."

"The Board is delighted to have someone of Simon Segars' experience and calibre within ARM to appoint to the role of CEO. Following an extensive review of candidates worldwide, Simon's proven technology expertise and management skills across a range of senior executive roles make him an excellent CEO candidate and highly qualified to take the company forward.  The Board looks forward to continuing to work with Simon to build on the strong momentum that has been created over the past years".

Simon Segars said, "I am honoured to have been appointed to succeed Warren, who has achieved so much in his time leading the business.  Above all, Warren's vision of the ARM business model and commitment to the ARM partnership has been inspirational and has created a tremendous platform for future growth.  I am keen to lead the Company into the next phase of growth, working even more closely with John, the Board, our employees and our customers as well as continuing to develop the ARM partnership."

There are no disclosures to be made under paragraph 9.6.13 (1) to 9.6.13 (6) of the Listing Rules.

Analyst Call

ARM will be hosting a call for financial analysts at 08:30 GMT on 19 March 2013.  Dial in details below:

Analyst dial-in number:     +44 (0) 1452 555566

Conf call ID:                          23897329

CONTACTS:
Sarah West/Dania Saidam Brunswick +44 (0)207 404 5959	Ian Thornton/Jonathan Lawton ARM Holdings plc +44 (0)1628 427800

Item 6

ARM and Synopsys Collaborate to Deliver Optimized Reference Implementations for ARM Processors

Optimized Methodologies for ARM’s Cortex-A15, Cortex-A7 and CCI-400 Solutions Help Designers Achieve Processor Performance and Power Objectives Faster

CAMBRIDGE, UK, and MOUNTAIN VIEW, Calif.

Highlights:

▪
Processor-specific methodologies accelerate optimized implementation of ARM® Cortex®-A15 MPCore™ and Cortex-A7 MPCore processor clusters as well as CoreLink™ CCI-400 interconnect, which together can be integrated into a big.LITTLE™ processing system

▪	Optimized scripts for TSMC 28HPM process technology use Synopsys® Galaxy™ Implementation Platform with ARM Artisan® standard cells and embedded memories, including ARM POP™ technology
▪	Reference Implementations are available today and include optimized scripts, floorplan, constraints and documentation
▪	Synopsys reference verification platform for Discovery Verification IP supports the ARM AMBA® 4 ACE™ protocol and CCI-400 interconnect

ARM (LON:ARM; Nasdaq: ARMH) and Synopsys (Nasdaq: SNPS) today announced the availability of optimized 28-nanometer (nm) Synopsys Reference Implementations for ARM Cortex-A15 MPCore and Cortex-A7 MPCore processor clusters as well as the CoreLink CCI-400 cache-coherent interconnect. The companies collaborated to deliver these optimized implementations in TSMC 28HPM process technology using the Synopsys Galaxy Implementation Platform, ARM Artisan standard cells and memories, and ARM POP™ technology for core-hardening acceleration specifically optimized for Cortex-A15 and Cortex-A7 processor implementations. System-on-a-chip (SoC) designers can use these Reference Implementations to create high-performance Cortex-A15 and energy-efficient Cortex-A7 processor clusters, and can combine them with the CCI-400 interconnect to create a big.LITTLE processing system that delivers increased product functionality with longer battery life.

“With a diverse range of products expected in today’s end markets, ARM Powered® solutions need to be optimized across a spectrum of energy-efficiency and high-performance targets,” said Tom Cronk, executive vice president and general manager, Processor Division at ARM. “The companies’ collaboration has resulted in the Synopsys Reference Implementations for Cortex-A15 and Cortex-A7 processors. They will enable our customers to more quickly converge on their aggressive design goals, and take advantage of the benefits of big.LITTLE processing and POP IP to address the demands of their target markets.”

Configured for ARM Cortex-A15 and Cortex-A7 processors as well as CCI-400 interconnect, the Synopsys Reference Implementations provide tool scripts, a baseline floorplan, design constraints and documentation to serve as an optimized starting point for implementation. These scripts, built on the widely-used Synopsys tool Reference Methodologies (RMs) and optimized for high-performance cores, leverage Galaxy Platform capabilities such as Design Compiler® Graphical physical guidance for improved timing and post-route correlation. The scripts also leverage IC Compiler™ technologies, including final-stage leakage recovery for reduced leakage power, data flow analysis for faster floorplan creation and transparent interface optimization for faster top-level closure. They are configured for TSMC 28HPM process technology with ARM Artisan standard cells, memories and ARM POP technology. Designers may further optimize the scripts for their own design goals, processor configurations, process technologies and libraries. Reference Implementation technology plug-ins for the Synopsys Lynx Design System will enable a full, chip-level production design flow. Synopsys also provides expert professional services to help designers deploy and customize the Reference Implementations to achieve their specific SoC design goals.

The Synopsys Reference Implementation for the Cortex-A7 processor cluster is for a quad-core MPCore configuration, optimized first for energy efficiency, then for maximum speed to provide energy-efficient multi-processing. For high-performance multi-processing within a tight power envelope, the Reference Implementation for the Cortex-A15 processor cluster targets a dual-core configuration, optimized first for performance, then for power. The CCI-400 interconnect implementation is optimized for the combination of these two processor clusters into a big.LITTLE processing system.

ARM and Synopsys have also collaborated on a reference verification platform for Synopsys Discovery Verification IP, which supports the ARM AMBA® 4 ACE™ protocol and CCI-400 interconnect. With this reference verification platform, verification engineers can rapidly develop highly efficient verification environments for their cache-coherent designs.

“This latest collaboration with ARM continues our long-standing tradition of creating solutions to address our mutual customers’ key design challenges,” said Antun Domic, senior vice president and general manager, Implementation Group at Synopsys. “The Synopsys Reference Implementations for ARM Cortex-A15 and Cortex-A7 processors as well as CCI-400 interconnect take advantage of ARM and Synopsys technologies as well as our high-performance and low-power design expertise to enable designers to achieve optimized SoC performance and power targets on an accelerated timeline.”

Learn More about the Synopsys Reference Implementations for ARM Processors:

SNUG Silicon Valley attendees can learn more about the Synopsys reference implementations next week at the Synopsys User's Group Silicon Valley in Santa Clara, CA:

▪	Power-Centric Timing Optimization of an ARM Quad-Core Cortex-A7 Processor
▪	Engineering Trade-Offs in the Implementation of High-Performance Dual-Core ARM Cortex-A15 Processor
▪	Accelerating SoC Verification with Synopsys Discovery VIP and the ARM CCI-400 Cache-Coherent Interconnect
▪	Optimization Exploration of ARM Cortex Processor-based Designs with the Lynx Design System

Availability

The 28nm Reference Implementation scripts and documentation for dual-core Cortex-A15 MPCore, quad-core Cortex-A7 and CCI-400 interconnect are available today for Synopsys customers under maintenance who are ARMv7 processor licensees: http://www.synopsys.com/ARM-Opto . Lynx technology plug-ins for these Reference Implementations are planned to be available at the end of April, 2013. The Synopsys Verification IP and Reference Platform for AMBA 4 ACE protocol and CCI-400 interconnect are available today from Synopsys.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community: http://www.arm.com/community/
▪	ARM Blogs: http://blogs.arm.com
▪	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
▪	ARM on Twitter:
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/KeilTools
o	http://twitter.com/ARMMultimedia

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS) accelerates innovation in the global electronics market. As a leader in electronic design automation (EDA) and semiconductor IP, its software, IP and services help engineers address their design, verification, system and manufacturing challenges. Since 1986, engineers around the world have been using Synopsys technology to design and create billions of chips and systems. Learn more at www.synopsys.com.

ARM, AMBA, ACE, Artisan, big.LITTLE, Cortex, CoreLink, MPCore and POP are trademarks or registered trademarks of ARM Limited. Synopsys, Design Compiler, Discovery, Galaxy, and IC Compiler are trademarks or registered trademarks of Synopsys, Inc. registered in the United States and/or other countries. All other trademarks mentioned in this release are the intellectual property of their respective owners.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, including statements regarding the expected availability and performance of Lynx technology plug-ins for the Synopsys Reference Implementations. These statements are based on current expectations and beliefs. Actual results could differ materially from those described by these statements due to risks and uncertainties including, but not limited to, unforeseen production or delivery delays, failure to perform as expected, product errors or defects and other risks as identified in the companies' respective filings with the U.S. Securities and Exchange Commission, including those described in the "Risk Factors" section of Synopsys’ latest Quarterly Report on Form 10-Q.

Editorial Contacts:

Tiffany Sparks
ARM
+1.408.576.1397
tiffany.sparks@arm.com

Monica Marmie
Synopsys, Inc.
+1.650-584-2890
monical@synopsys.com